                                                FILED PURSUANT TO RULE 424(b)(3)
                                                              FILE NO. 333-42721


REOFFER PROSPECTUS

                                3,500,000 SHARES

                            STERLING SOFTWARE, INC.

                                  COMMON STOCK



     Certain stockholders who are also executive officers of the Company may offer and sell up to 3,500,000 shares of Common Stock of the Company. The stockholders acquired, or may in the future acquire, such shares of Common Stock under the Sterling Software, Inc. Employee Stock Purchase Plan. The Company will not receive any of the proceeds from any sale of these shares by the stockholders.

     The stockholders may sell their shares of Common Stock on one or more exchanges, in the over-the-counter market or in negotiated transactions. The price and other terms of these sales will be established at the time they occur. The sales prices may be equal to or based upon then-current market prices or determined through negotiation.

     The stockholders and participating agents, brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Commissions or discounts or any profit realized on any sale of the stockholders' shares of Common Stock may be deemed to be underwriting commissions or discounts.

     The Common Stock is listed for trading on the New York Stock Exchange under the symbol "SSW." On September 21, 1998, the closing price of the Common Stock on the New York Stock Exchange was $22 1/8.

     The Company will pay all expenses in connection with the offering contemplated by this Prospectus, other than underwriting discounts and commissions, brokers' fees and the fees and expenses of any legal counsel to the stockholders.


                                ----------------


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------



               The date of this Prospectus is September 22, 1998.

                               TABLE OF CONTENTS


                                                                         Page
                                                                         ----

Available Information....................................................  2

Incorporation of Certain Documents by Reference..........................  3

The Company..............................................................  3

Recent Developments......................................................  3

Selling Stockholders.....................................................  4

Plan of Distribution.....................................................  4

Legal Matters............................................................  5

Experts..................................................................  5

Forward-Looking Information..............................................  5

Disclaimer...............................................................  5


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Thus, the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy such reports, proxy statements and other information at the public reference facilities maintained by the Commission at the following addresses:

      Judiciary Plaza            Citicorp Center               7 World Trade Center
      450 Fifth Street, N.W.,    500 West Madison Street       Suite 1300
      Washington, D. C. 20549    Suite 1400                    New York, New York  10048
                                 Chicago, Illinois 60661-2511

You may also obtain copies of such reports, proxy statements and other information from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. (You may obtain information regarding the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.) The Commission maintains an Internet site, located at http://www.sec.gov., that contains reports, proxy statements and other information regarding registrants that file electronically with the
Commission.   You may also read reports, proxy statements and other information relating to the Company at the offices of the New York Stock Exchange (the "NYSE") at 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), relating to the 3,500,000 shares (the "Shares") of Common Stock of the Company (the "Common Stock") issued or issuable under the Sterling Software, Inc. Employee Stock Purchase Plan (the "Plan"). This Prospectus and the Registration Statement also relate to such indeterminate number of additional shares of Common Stock that any person may acquire as a result of the antidilution provisions of the Plan.

     This Prospectus omits certain of the information contained in the Registration Statement, and reference is made to the Registration Statement (including the exhibits thereto) for further information with respect to the Company and the Shares offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference into this Prospectus (i) the Company's Annual Report on Form 10-K for the year ended September 30, 1997, (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1997, March 31, 1998 and June 30, 1998, (iii) the Company's Current Report on Form 8-K dated June 21, 1998, (iv) the Company's Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders of the Company held on March 11, 1998, and (v) the Company's Registration Statement on Form 8-A/A filed with the Commission on May 27, 1998.

     All documents and reports filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of the filing of such documents and reports.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Any person receiving a copy of this Prospectus may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (other than the exhibits expressly incorporated in such documents by reference). Requests should be directed to: Sterling Software, Inc., 300 Crescent Court, Suite 1200, Dallas, Texas 75201, Attention: Don J. McDermett, Jr., Senior Vice President and General Counsel (telephone: (214) 981-1000).


                                  THE COMPANY

     The Company was founded in 1981 and became a publicly owned corporation in 1983. The Company is a recognized worldwide supplier of software products and services within three major markets: applications management, systems management and federal systems. The mailing address of the Company's principal executive offices is 300 Crescent Court, Suite 1200, Dallas, Texas 75201, and its telephone number is (214) 981-1000. See "Available Information" and "Incorporation of Certain Documents by Reference."


                              RECENT DEVELOPMENTS

     On July 9, 1998, the Company acquired all of the equity interest in Mystech Associates, Inc. ("Mystech"), a supplier of information technology services within the federal systems market, pursuant to a merger of Mystech with a wholly owned subsidiary of the Company. At the effective time of such merger, each outstanding share of capital stock of Mystech was converted into a specified number of shares of Common Stock. The aggregate consideration for the acquisition of Mystech consisted of 942,813 shares of Common Stock (inclusive of shares of Common Stock issuable upon the exercise of certain options that were previously exercisable to acquire shares of common stock of Mystech). On the closing date for this acquisition, the aggregate fair market value of such shares (based on the closing price reported on the NYSE Composite Transaction List) was $28,343,315. The acquisition of Mystech will be treated as a tax-free reorganization for federal income tax purposes and as a pooling of interests for accounting purposes.

     On July 31, 1998, the Company acquired all of the equity interest in Synon Corporation ("Synon"), a supplier of enterprise application development software tools and related professional services, pursuant to a merger of Synon with a wholly owned subsidiary of the Company. At the effective time of such merger, each outstanding share of capital stock of Synon was converted into a specified number of shares of Common Stock. The aggregate consideration for the acquisition of Synon consisted of 2,978,367 shares of Common Stock (inclusive of shares of Common Stock issuable upon the exercise of certain options that were previously exercisable to acquire shares of common stock of Synon). On the closing date for this acquisition, the aggregate fair market value of such shares (based on the closing price reported on the NYSE Composite Transaction
List) was $77,623,689. The acquisition of Synon will be treated as a tax-free reorganization for federal income tax purposes and as a pooling of interests for accounting purposes.

     Pursuant to an Agreement and Plan of Merger dated August 27, 1998, the Company has agreed to acquire all of the equity interest in Cayenne Software, Inc. ("Cayenne"), a supplier of a suite of workgroup-to-enterprise analysis and design solutions for software developers. The purchase price payable by the Company is approximately $11.4 million in cash (inclusive of any advances made to Cayenne on the basis of credit enhancement provided by the Company but exclusive of any other debt assumed by the Company). As of the date of this Prospectus, the Company expects the acquisition of Cayenne to be consummated in October 1998. The acquisition of Cayenne will be treated as a taxable transaction for federal income tax purposes and as a purchase for accounting purposes.

                              SELLING STOCKHOLDERS

     The Shares are being offered by certain stockholders (the "Selling Stockholders") of the Company, each of whom is also an executive officer of the Company. The table attached to this Prospectus as Annex "A" sets forth certain information as of August 31, 1998, regarding the identity of the Selling Stockholders and certain other information relating thereto. The Company is unaware of whether the Selling Stockholders presently intend to sell any of the Shares that they now own or may hereafter acquire under the Plan. Subject to certain limitations, the Selling Stockholders generally will have the ability to acquire additional Shares under the Plan during successive six-month purchase periods. The subsequent sale of any Shares thus acquired will be covered by this Prospectus which, in such case, will be supplemented.


                              PLAN OF DISTRIBUTION

     Any of the Selling Stockholders may sell or otherwise dispose of all or any portion of his or her Shares from time to time: (i) to purchasers directly, (ii) in ordinary brokerage transactions and transactions in which the broker solicits purchasers, (iii) through underwriters or dealers who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders or from the purchasers of the Shares for whom they may act as agent, (iv) through the writing of options on the Shares, (v) through the pledge of the Shares as security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, themselves effect distributions of the Shares or interests therein, (vi) through purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this Prospectus, (vii) through block trades in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (viii) through exchange distributions in accordance with the rules of the applicable exchange, including the NYSE, (ix) in transactions in the over-the-counter market, (x) in any combination of one or more of the foregoing, or (xi) in any other lawful manner. Such sales may be made at then-current market prices, at prices related to then-current market prices or at negotiated prices. In effecting sales, brokers or dealers may arrange for other brokers or dealers to participate. The Selling Stockholders or such successors in interest, and any underwriters, brokers, dealers or agents that participate in the distribution of the Shares, may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the Shares by them and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any of the Shares covered by this Prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     The Company will pay all of the expenses in connection with the offering contemplated by this Prospectus, other than underwriting discounts or commissions, brokers' fees and the fees and expenses of any legal counsel to the Selling Stockholders.

                                 LEGAL MATTERS

     Certain legal matters in connection with the validity of the Common Stock offered hereby have been passed upon for the Company by Jones, Day, Reavis & Pogue. Michael C. French, a consultant to Jones, Day, Reavis & Pogue, is a director and an employee of the Company.


                                    EXPERTS

     The consolidated financial statements and financial statement schedule appearing in the Company's Annual Report on Form 10-K for the year ended September 30, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                          FORWARD-LOOKING INFORMATION

     This Prospectus contains forward-looking statements. Such statements are based upon the beliefs and assumptions of, and on information available to, the management of the Company. The following statements are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995: (1) statements preceded by, followed by or that include the words "may," "will," "could," "should," "believe," "expect," "future," "potential," "anticipate," "intend," "plan," "estimate" or "continue" or the negative or other variations thereof and (2) other statements regarding matters that are not historical facts. Such forward-looking statements are subject to various risks and uncertainties, including (a) risks and uncertainties relating to the possible invalidity of the underlying beliefs and assumptions, (b) possible changes or developments in social, economic, business, industry, market, legal and regulatory circumstances and conditions, and (c) actions taken or omitted to be taken by third parties, including customers, suppliers, business partners, competitors and legislative, regulatory, judicial and other governmental authorities and officials. In addition to any risks and uncertainties specifically identified in the text surrounding such forward-looking statements, the statements in the immediately preceding sentence and the statements in the reports, proxy statements and other information referred to in "Available Information" constitute cautionary statements identifying important factors that could cause actual amounts, results, events and circumstances to differ materially from those reflected in such forward-looking statements.


                                   DISCLAIMER

     EXCEPT FOR THE INFORMATION CONTAINED IN THIS PROSPECTUS, THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OR SALE OF THESE SECURITIES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                3,500,000 SHARES



                            STERLING SOFTWARE, INC.



                                  COMMON STOCK



                        --------------------------------

                                   PROSPECTUS

                        --------------------------------



                               SEPTEMBER 22, 1998

                                   ANNEX "A"

                        SELLING STOCKHOLDER INFORMATION


                                        COMMON STOCK                             COMMON STOCK
                                         OWNERSHIP             NUMBER OF       OWNERSHIP AFTER
                                   PRIOR TO OFFERING (1)       SHARES OF           OFFERING
                                  ------------------------   COMMON STOCK   ------------------------
       Name and Position           NUMBER   PERCENTAGE(2)   OFFERED HEREBY   NUMBER    PERCENTAGE(2)
--------------------------------  --------  --------------  --------------  -------    -------------
John R. Cook (3)                   201,457        *              1,306       200,151        *
  Senior Vice President
Werner L. Frank (4)                442,376        *                812       441,564        *
  Executive Vice President
F. L. "Mike" Harvey (5)            326,011        *                870       325,141        *
  Senior Vice President
M. Gene Konopik (6)                212,497        *                923       211,574        *
  Executive Vice President
Don J. McDermett, Jr. (7)          166,950        *                637       166,313        *
  Senior Vice President and
  General Counsel
Jeannette P. Meier (8)             864,665      1.0%             1,306       863,359      1.0%
  Executive Vice President
  And Secretary
Gillian M. Parrillo (9)            301,991        *              1,002       300,989        *
  Senior Vice President
Geno P. Tolari (10)                935,948      1.1%             1,306       934,642      1.1%
   Executive Vice President
   And Chief Operating Officer
R. Logan Wray (11)                 251,248        *              1,194       250,054        *
   Senior Vice President and
   Chief Financial Officer

________________________
 *   Less than 1% of class.
(1)  Based on reported ownership as of August 31, 1998.
(2) Based on 82,226,740 shares of Common Stock issued and outstanding as of August 31, 1998.
(3) Includes 1,306 Shares acquired under the Plan. Also includes 200,000 shares that may be acquired upon exercise of options granted under the Sterling Software. Inc. Amended and Restated 1996 Stock Option Plan (the "Option Plan"), 20,000 of which are exercisable within 60 days of the date of this Prospectus, and approximately 151 shares of Common Stock held in the Sterling Software, Inc. Savings and Security Plan (the "Savings Plan").
(4) Includes 812 Shares acquired under the Plan. Also includes 250,000 shares that may be acquired upon exercise of options granted under the Option Plan, 75,000 of which are exercisable within 60 days of the date of this Prospectus, and approximately 8,470 shares of Common Stock held in the Savings Plan.
(5) Includes 870 Shares acquired under the Plan. Also includes 325,000 shares that may be acquired upon exercise of options granted under the Option Plan, 62,500 of which are exercisable within 60 days of the date of this Prospectus, and approximately 141 shares of Common Stock held in the Savings Plan.
(6) Includes 923 Shares acquired under the Plan. Also includes 200,000 shares that may be acquired upon exercise of options granted under the Option Plan, 62,500 of which are exercisable within 60 days of the date of this Prospectus, and approximately 11,574 shares of Common Stock held in the Savings Plan.
(7) Includes 637 Shares acquired under the Plan. Also includes 166,000 shares that may be acquired upon exercise of options granted under the Option Plan, 37,900 of which are exercisable within 60 days of the date of this Prospectus, and approximately 313 shares of Common Stock held in the Savings Plan.
(8) Includes 1,306 Shares acquired under the Plan. Also includes 850,000 shares that may be acquired upon exercise of options granted under the Option Plan, 300,000 of which are exercisable within 60 days of the date of this Prospectus, and approximately 12,699 shares of Common Stock held in the Savings Plan.

(9) Includes 1,002 Shares acquired under the Plan. Also includes 300,000 shares that may be acquired upon exercise of options granted under the Option Plan, 92,800 of which are exercisable within 60 days of the date of this Prospectus, and approximately 989 shares of Common Stock held in the Savings Plan.
(10) Includes 1,306 Shares acquired under the Plan. Also includes 925,000 shares that may be acquired upon exercise of options granted under the Option Plan, 300,000 of which are exercisable within 60 days of the date of this Prospectus, and approximately 9,642 shares of Common Stock held in the Savings Plan.
(11) Includes 1,194 Shares acquired under the Plan. Also includes 250,000 shares that may be acquired upon exercise of options granted under the Option Plan, 62,500 of which are exercisable within 60 days of the date of this Prospectus, and approximately 54 shares of Common Stock held in the Savings Plan.